UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

EXHIBIT (filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Grant Thornton LLP

Dallas, Texas

June 29, 2011

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31, 2010	December 31, 2009
Assets:
Investments, at fair value (Note 5):
Mutual funds	$55,598,453	$47,546,978
Common stock	21,986,640	19,695,508
Money market funds	19,291,406	18,239,036
Collective trusts	10,597,479	7,915,579
Employer stock	2,843,009	4,594,325
Unit investment trusts	1,701,149	1,529,809
Government securities	1,323,996	980,327
Limited partnerships	383,363	148,851
Corporate bonds and debentures	240,031	415,123
Preferred stock	165,449	186,581
Other assets	232	214

Total investments	114,131,207	101,252,331

Receivables:
Notes receivable from participants (Note 6)	4,914,168	4,558,940
Employer contributions	76,262	80,220
Employee contributions	134,254	122,795
Other	28,425	24,479

Total receivables	5,153,109	4,786,434
Cash	33,539	91,388

Net assets available for benefits	$119,317,855	$106,130,153

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2010

December 31, 2010
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$7,906,523
Interest and dividends	1,194,856
Other	76,734

Net investment income	9,178,113
Interest income from notes receivable	201,879
Contributions:
Employer	4,172,498
Participant	7,765,466
Participant rollovers from other plans	1,481,663

Total contributions	13,419,627

Total additions	22,799,619

Deductions from net assets attributed to:
Benefits paid to participants	(9,539,913)
Corrective distributions	(24)
Administrative expenses	(71,980)

Total deductions	(9,611,917)

Net increase	13,187,702
Net assets available for benefits, beginning of year	106,130,153

Net assets available for benefits, end of year	$119,317,855

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustee of the Plan is Charles Schwab Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company at the Company’s sole discretion. In 2010, all administrative expenses were paid by the Plan.

(e)	Investments and Investment Income

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

(g)	Notes Receivable from Participants

Notes receivable from participants are carried at the original note balance plus accrued interest, less principal repayments.

(h)	Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of level 1 and level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuance and settlements to be presented separately in the reconciliation for level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either level 2 or level 3. The Plan adopted the provisions of this guidance in the current financial statements except for the provision about the separate presentation of purchases, sales, issuance and settlements in the reconciliation for level 3 fair value measurements which is effective for fiscal years beginning after December 15, 2010. The Plan does not expect that this will significantly impact its financial statements and processes.

In September 2010, the FASB issued guidance which requires that participant notes be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The provisions have been adopted in the current financial statements and are retrospective to all prior periods presented.

3.	Contributions

(a)	Employer

The Company contributes a matching contribution equal to 100% of the participant’s salary reduction amount not in excess of 4% of compensation. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. The discretionary contribution is allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. No discretionary Employer contributions were made to the Plan for the years ended December 31, 2010 and 2009.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2010 and 2009 due to the short term nature of the account.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

(b)	Participant Contributions

For the years ended December 31, 2010 and 2009, the maximum participant contribution of pre-tax annual compensation, as defined by the Plan, was 50% (subject to the limit described below). Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $16,500 during the 2010 and 2009 Plan years. Catch up contributions are allowed for participants age 50 or older. In 2010 and 2009, the limit for catch up contributions was $5,500.

(c)	Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $53,395 and $179,473, respectively. These amounts are used to reduce future Employer contributions. During 2010, Employer contributions were reduced by $180,482 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

Investments greater than 5% of net assets available for benefits at December 31, 2010 and 2009 are as follows:

	2010	2009
Schwab Value Advantage Fund	$10,437,714	$10,272,445
PIMCO Total Return Class D Fund	9,675,260	8,342,340
Growth Fund of America	7,980,772	8,086,675
Schwab Money Market Fund	7,684,605	7,070,806
Schwab S&P 500 Index Fund	7,061,268	5,305,277	*
Thornburg International Value I Fund	7,043,791	6,304,932

*	Less than 5% of assets in year noted

During the year ended December 31, 2010, the Plan’s investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

2010
Mutual funds	$5,917,570
Common stock	3,549,371
Money market funds	8,341
Collective trusts	1,250,972
Employer stock	(2,870,946)
Unit investment trusts	(127,749)
Government securities	37,832
Limited partnerships	53,352
Corporate bonds and debentures	24,104
Preferred stock	63,676

Net appreciation in fair value of investments	$7,906,523

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation techniques used for assets measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Securities classified as level 1 primarily consist of financial instruments whose value is based on quoted market prices which include common, preferred and employer stock, unit investment trusts, limited partnerships and other assets.

Securities classified as level 2 include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments included in level 2 of the hierarchy are certain common and employer stock balances, money market funds, government securities, mutual funds, collective trusts and corporate bonds and debentures. Inputs for common stock valuation methodology include quoted prices for identical or similar assets or liabilities in inactive markets. Certain employer stock balances, money market funds and mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end and collective trusts are valued based on their NAV as obtained from audited financial statements prepared on a fair value basis in accordance with GAAP, which represents fair value. Government securities and corporate bonds and debentures are valued primarily using industry standard models utilizing assumptions which are observable in the marketplace, which represents fair value.

Securities classified as level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$55,598,453	$—	$55,598,453
Common stock	21,527,405	459,235	—	21,986,640
Money market funds	—	19,291,406	—	19,291,406
Collective trusts	—	10,597,479	—	10,597,479
Employer stock	1,126,560	1,716,449	—	2,843,009
Unit investment trusts	1,688,682	12,467	—	1,701,149
Government securities	—	1,323,996	—	1,323,996
Limited partnerships	383,363	—	—	383,363
Corporate bonds and debentures	—	240,031	—	240,031
Preferred stock	108,718	56,731	—	165,449
Other assets	232	—	—	232

Total assets at fair value	$24,834,960	$89,296,247	$—	$114,131,207

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$47,546,978	$—	$47,546,978
Common stock	19,595,525	—	99,983	19,695,508
Money market funds	—	18,239,036	—	18,239,036
Collective trusts	—	7,915,579	—	7,915,579
Employer stock	1,357,556	3,236,769	—	4,594,325
Unit investment trusts	1,529,809	—	—	1,529,809
Government securities	—	980,327	—	980,327
Limited partnerships	148,851	—	—	148,851
Corporate bonds and debentures	—	415,123	—	415,123
Preferred stock	186,581	—	—	186,581
Other assets	214	—	—	214

Total assets at fair value	$22,818,536	$78,333,812	$99,983	$101,252,331

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

The table below sets forth a reconciliation of the beginning and ending fair value balances of the Plan’s level 3 assets.

Level 3 Assets

Year Ended December 31, 2010

Common stock
Balance, beginning of year	$99,983
Transfers to level 1	(90)
Transfers to level 2	(96,009)
Purchases, sales, issuances and settlements (net)	(3,884)

Balance, end of year	$—

Due to the nature of the accounts, there was no effect on net appreciation (depreciation) in fair value, related to level 3 investments.

6.	Notes Receivable from Participants

Notes have been granted to participants in accordance with the provisions of the Plan. Notes are secured by the participant’s account balance and are limited to a maximum term of five years except when the note is used to acquire the principal residence of the participant, in which case the maximum term is 15 years. Note amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s notes from the Plan during the one-year period ending the day before the new note is made, over the outstanding balance of the participant’s notes from the Plan on the day the note is made. The interest rate for participant notes as determined by the Plan administrator is the prime lending rate. Interest rates for notes to participants at December 31, 2010 ranged from 3.25% to 9.00%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant. Delinquent notes are treated as distributions based on the terms of the Plan document. Participants on military leave or unpaid leave of absence may qualify for a suspension of note payments.

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $36,340,065 and $31,151,001 at December 31, 2010 and 2009, respectively.

Additionally, the Plan holds investments in the Company’s common stock and notes receivable from participants, both of which constitute party-in-interest transactions.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2010

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,	Current
	or similar party	collateral, par or maturity value	value
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	$39,072,965
*	Schwab Value Advantage Fund	Money Market Funds	10,437,714
*	Southwest Securities 401(k) Stock Fund	Employer Securities	1,716,448
*	SWS Group, Inc. common stock	Employer Securities	1,126,561
*	Schwab Managed Retirement 2010	Collective Trusts	1,836,642
*	Schwab Managed Retirement 2020	Collective Trusts	2,772,692
*	Schwab Managed Retirement 2030	Collective Trusts	3,392,035
*	Schwab Managed Retirement 2040	Collective Trusts	2,035,458
*	Schwab Managed Retirement 2050	Collective Trusts	273,342
*	Schwab Managed Retirement Inc.	Collective Trusts	287,310
	Pimco Total Return Class D Fund	Mutual Funds	9,675,260
	Growth Fund of America	Mutual Funds	7,980,772
*	Schwab S&P 500-Index Investment	Mutual Funds	7,061,268
	Thornburg International Value I	Mutual Funds	7,043,791
	Invesco Van Kampen Comstock Fund A	Mutual Funds	4,564,436
	Perkins Mid Cap Value A	Mutual Funds	3,310,336
	Buffalo Small Cap	Mutual Funds	3,110,488
	Delaware Emerging Market Instl.	Mutual Funds	2,998,652
	T Rowe Price Mid Cap Growth	Mutual Funds	2,614,521
	American Beacon Small Cap Value Fund	Mutual Funds	2,436,921
	Brookfield Infra Partners	Limited partnership interests	31,575
	Copano Energy LLC	Limited partnership interests	6,750
	DCP Midstream Partners LP	Limited partnership interests	4,210
	Duncan Energy Partners LP	Limited partnership interests	9,627
	Enbridge Energy Partners LP	Limited partnership interests	31,190
	Encore Energy Partners LP	Limited partnership interests	8,089
	Energy Transfer Partners LP	Limited partnership interests	39,941
	Enterprise Products Partners LP	Limited partnership interests	29,959
	EV Energy Partners LP	Limited partnership interests	11,775
	Icahn Enterprises LP	Limited partnership interests	10,578
	Kinder Morgan Energy Partners LP	Limited partnership interests	105,390
	Nustar Enercy LP	Limited partnership interests	15,011
	Plains All American Pipeline LP	Limited partnership interests	18,272
	StoneMor Partners LP	Limited partnership interests	12,020
	Suburban Propane Partners LP	Limited partnership interests	39,264
	Teekay Offshore Partners LP	Limited partnership interests	9,712
	Dominion Resources Black Warrior Trust	Other assets	232

	Total investments		114,131,207
*	Notes receivable from participants	Interest rates 3.25% to 9.0% due through 2025	4,914,168

	Total assets held for investment purposes		$119,045,375

*	Designates a party-in-interest.
**	Includes Schwab accounts of $8,243,604 which are designated as party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP
401(K) PROFIT SHARING PLAN

Date: June 29, 2011	By:	/S/ JAMES R. ZIMCOSKY
James R. Zimcosky
Senior Vice President, Human Resources Plan Administrator